December 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	MGO Global Inc.
Registration Statement on Form S-1, as amended
File No. 333-282517

Ladies and Gentlemen:

As the placement agent of the proposed offering of MGO Global Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:05 a.m., Eastern Time, on Monday, December 23, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through December 19, 2024, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated December 18, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name:	Larry Glassberg
Title	Co-Head of Investment Banking